Filed by Primus Telecommunications Group, Incorporated Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Arbinet Corporation Commission File No.: 000-51063

FINAL TRANSCRIPT

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Event Date/Time: Nov 16, 2010 / 01:30PM GMT

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In connection with the proposed merger, Primus Telecommunications Group, Incorporated (“Primus”) will file with the Securities and Exchange Commission (“SEC”) a Registration
Statement on Form S-4 that will include a preliminary proxy statement of Primus and Arbinet Corporation (“Arbinet”) that also constitutes a preliminary prospectus of Primus.  A definitive joint proxy statement/prospectus will be sent to security holders of both Arbinet and Primus seeking their approval with respect to the proposed merger.  Primus and Arbinet also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE
JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available) and other documents filed by Primus and Arbinet with the SEC, without charge, at the SEC’s web site at www.sec.gov. Copies of the joint proxy statement/prospectus, once available, and each company’s SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to: (i) Primus 703-748-8050, or
(ii) Arbinet (Andrea Rose/Jed Repko Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449).
Participants in the Solicitation
Arbinet, Primus, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies from their respective security holders in connection with the proposed merger. Investors and security holders may obtain information regarding the names, affiliations and interests of Primus’s directors, executive officers and other members of its management and employees in Primus’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on April 5, 2010, and amended in a Form 10-K/A filed with the SEC on April 28, 2010, Primus’s proxy statement for its 2010 annual meeting, which was filed with the SEC on June 14, 2010, and any subsequent statements of changes in beneficial ownership on file with the SEC.  Investors and security holders may obtain information regarding the names, affiliations and interests of Arbinet’s directors, executive officers and other members of their management and employees in Arbinet’s Annual Report on Form 10-
K for the year ended December 31, 2009, which was filed with the SEC on March 17, 2010, Arbinet’s proxy statement for its 2010 annual meeting, which was filed with the SEC on April
30, 2010, and any subsequent statements of changes in beneficial ownership on file with the SEC.  These documents can be obtained free of charge from the sources listed above.
Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.
Forward-Looking Statements
This document and related verbal statements include “forward-looking statements” as defined by the Securities and Exchange Commission. All statements, other than statements of historical fact, included herein that address activities, events or developments that Arbinet or Primus expects, believes or anticipates will or may occur in the future, including anticipated benefits and other aspects of the proposed merger, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially.  Risks and uncertainties that could affect forward-looking statements include, but are not limited to, the following: the risk that the acquisition of Arbinet may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that Primus’s and Arbinet’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including, but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the ability to service substantial indebtedness; the risk factors or uncertainties described from time to time in Arbinet’s filings with the Securities and Exchange Commission; and the risk factors or uncertainties described from time to time in Primus’s filings with the Securities and Exchange Commission (including, among others, those listed under captions titled “Management’s Discussion and Analysis of Financial Condition and Results of
Operations — Liquidity and Capital Resources — Short- and Long-Term Liquidity Considerations and Risks;” “— Special Note Regarding Forward-Looking Statements;” and “Risk
Factors” in Primus’s annual report on Form 10-K and quarterly reports on Form 10-Q) that cover matters and risks including, but not limited to: (a) a continuation or worsening of global recessionary economic conditions, including the effects of such conditions on our customers and our accounts receivables and revenues; (b) the general fluctuations in the exchange rates of currencies, particularly any strengthening of the United States dollar relative to foreign currencies of the countries where we conduct our foreign operations; (c) the possible inability to raise additional capital or refinance indebtedness when needed, or at all, whether due to adverse credit market conditions, our credit profile or otherwise; (d) a continuation or worsening of turbulent or weak financial and capital market conditions; (e) adverse regulatory rulings or changes in the regulatory schemes or requirements and regulatory enforcement in the markets in which we operate and uncertainty regarding the nature and degree of regulation relating to certain services; and (f) successful implementation of cost reduction efforts.  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Arbinet nor
Primus intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
Important Information and Where to Find It

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Nov 16, 2010 / 01:30PM GMT, PMUG - Q3 2010 PRIMUS Telecommunications Group, Incorporated Earnings Conference Call

CORPORATE PARTICIPANTS

Pete Aquino

PRIMUS Telecommunications Group, Incorporated - Chairman of the Board, Chief Executive Officer and President

Richard Ramlall

PRIMUS Telecommunications Group, Incorporated - SVP Corp Development and Chief Communications Officer

Jim Keeley

PRIMUS Telecommunications Group, Incorporated – Acting CFO

CONFERENCE CALL PARTICIPANTS

Tom Koch

Tejas Security Group - Analyst

Michelle Weiland

Morgan Waterfall - Analyst

PRESENTATION

Operator

Welcome to the Primus Telecommunications third quarter 2010 earnings conference call. At this time, all participants are in a listen-only mode. Following management’s prepared remarks, we will hold a Q&A session. (Operator Instructions). As a reminder, this conference is being recorded today, Tuesday, November 16, 2010.

I would now like to turn today’s conference over to Richard Ramlall, Senior Vice President Corporate Development and Chief Communications Officer. Please go ahead, sir.

Richard Ramlall - PRIMUS Telecommunications Group, Incorporated - SVP Corp Development and Chief Communications Officer

Thank you, operator, and good morning, ladies and gentlemen. With me today on the call are Pete Aquino, Chairman and Chief Executive Officer, and Jim Keeley, Acting Chief Financial Officer. This call is being webcast with an accompanying slide presentation that can be accessed at the Company’s website at www.ptgi.com, by clicking on the webcast link, located in the News Box on the lower left-hand corner of the homepage. Once you have registered, a PDF version of the slides will be available for download through that link. Please note that all the financial information that we are presenting today reflects the impact of the discontinuation of Primus’s European retail operations in all periods.

Before we begin our call, we’d like to remind you that statements made by the Company during this call that are not historical facts are forward-looking statements for purposes of Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995. These statements may include, but are not limited to, revenue and earnings projections, statements of business plans and objectives, capital investments, capital structure, and other financial matters. Forward-looking statements may differ from actuality, and relying on them is subject to risk.

Factors that could cause forward-looking statements in this presentation to differ materially from actual results are discussed in the Company’s Form 10-K and 10-Q, and other periodic filings with the Securities and Exchange Commission. The Company is not necessarily obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

And now I would like to turn the call over to Pete Aquino. Pete?

Pete Aquino - PRIMUS Telecommunications Group, Incorporated - Chairman of the Board

Thank you, Richard, and good morning, everyone. Welcome to our third quarter call. I am very excited to be speaking to you for the first time as the new Chairman and CEO of Primus Telecom, and today I will discuss our early progress in addressing the opportunities and upside potential

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Nov 16, 2010 / 01:30PM GMT, PMUG - Q3 2010 PRIMUS Telecommunications Group, Incorporated Earnings Conference Call

embedded in the vast Primus portfolio. I will begin the highlights of some of the parts, and describe areas where we believe we have a long-term sustainable advantage, and other areas where we have already decided that are non-core to our future success. The third quarter results, after normalizing for severance, in addition to the European sales and our recently announced Arbinet deal, offer a very good starting point for the new management team.

Normalized EBITDA was approximately $20 million for the quarter, and free cash flow was nearly $15 million. This puts our cash balance at about $50 million at the end of September. With this traction, I believe it’s a great time to start evaluating our strategic alternatives with everything on the table, including refinancing, additional tuck-ins that give us synergies, and considering key divestitures. These are all good levers that we can pull to optimize the portfolio, and strengthen our balance sheet for the future.

So let’s begin with slide three to review the highlights of the third quarter. So the new team is not wasting any time refocusing on our core business. We must continue to drive decisions that result in profitable growth in Canada, Australia, and our global wholesale business, not just add unproductive revenue. We will harvest cash flows in traditional businesses, and work to replace top line with growth products and services. And the third quarter represents the first snapshot of this strategy in practice.

So the revenue was $188 million, with 36% gross margin, or $67 million. Although revenue declined year-over-year, primarily associated with industry trends in the wholesale and traditional consumer segments, our gross margin percentage was up about 90 basis points. So this commitment to better margins nearly offset our revenue declines.

Let’s turn to slide four to review the sum of the parts. The Company’s revenue is heavily weighted towards the big three business units, with Canada at roughly 30%, Australia at 35%, and global wholesale at 24%, and all other start-up businesses at around 11%. In terms of EBITDA contribution, the Company to date has benefited from margin expansion in Canada and Australia. Relatively speaking, scale in the wholesale business, as well as in the smaller start-up businesses in the portfolio, is critical to driving higher operating performance, and if we cannot achieve scale immediately, exiting is a clear option.

This is why we acted to acquire Arbinet for our global wholesale unit. It was an actionable opportunity to gain scale now. And with Arbinet, we more than double the size of our wholesale business overnight, and expect to benefit from significant synergies given the elimination of common costs. On the product side, we will be unique in the global marketplace, and will be able to offer fixed and mobile network operators the option to use Primus for international direct routes, and the exchange service, and online trading platform. I will cover more of this in an upcoming slide.

We also recently announced that we will be discontinuing retail operations in Europe. Primus owned and operated sub-scale telecom businesses in several countries. In total, the group threw off less than $1 million in EBITDA annually, on approximately $35 million of revenue. And it makes sense to optimize the net proceeds from these sales while continuing to provide wholesale services in Europe. We expect to add approximately $7 million net proceeds to the Company’s balance sheet in the fourth quarter.

In the last few weeks, we also addressed ways to improve our US retail business. We reorganized the teams to focus on growth areas in the consumer and SME space, especially where we have a switching point of presence. This is designed to improve our margins, and to ensure the highest quality of service to compete effectively. Our team is also in a harvest mode for high-margin LD services, as these traditional revenues continued to decline. In addition, through better marketing over the web, we are now growing our emerging voice over IP Lingo service where it makes sense. Today as a group, the US retail business contributes about 7% to the Company’s revenue, and through a more targeted focus we can groom this $50 million business, expand its margins, and turn it into an increasing contributor.

With respect to Brazil, there is certainly an emerging market in Latin America. Our wholesale business is driving most of the revenue growth. However, EBITDA is heavily favored from the data center business. Recognizing local market conditions, and the capital intensity needed to fuel future growth, we are now evaluating ways to either go long or to sell. We own 90% of the Brazilian company called Matrix, and it’s roughly a $20 million business, with about $2 million in EBITDA expected this year.

So let’s move to slide five to start a deeper dive on the big three business units. Today, Primus Canada is leading the portfolio in EBITDA contribution with nearly $50 million in EBITDA, over $225 million in annual revenue. The composition of the product set has traditionally been targeted at two-thirds consumer, and one-third small and medium business. As high-margin long-distance revenue trends down, the management team is aiming to reinvest in profitable growth areas.

As we review the opportunity set in Canada, growth businesses include IP PBX and hosting services for the SME segment, and advanced broadband data services for consumers. Our goal is to migrate more resources to these areas over time. And in this effort, we will balance our capital spending with our commitment to drive positive free cash flow in the future. During the third quarter, we experienced our largest growth

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Nov 16, 2010 / 01:30PM GMT, PMUG - Q3 2010 PRIMUS Telecommunications Group, Incorporated Earnings Conference Call

ever in IP PBX sales, up about 18% sequentially, and over 50% year-over-year. We’re very excited about our future prospects with a strong pipeline in place.

Another area of opportunity for our team in Canada is to reinvent our core competency in data center and managed hosting services. We have seven existing data centers in five central business districts, including Toronto, Ottawa, Vancouver, Edmonton and London. Demand for data centers continues to grow, and remains apparently underserved. Recognizing this upside, the team worked very hard to achieve one of the highest compliance ratings to qualify for high-end solutions beyond our capability set today, so we are very proud of them.

Looking ahead, Primus Canada is a very strong brand at the consumer level, and we are well positioned for tuck-in opportunities. For example, Primus was selected to take over about 50,000 local and long-distance RGUs from Rogers, where they are exiting non-cable areas. With this addition, the team is now managing nearly 500,000 RGUs. The new customer base is very accretive, since we can easily integrate the accounts onto our existing platform, and upsell them where possible. So we’re making good progress in Canada.

Let’s move to slide six to discuss Australia. In the case of Australia, our consumer market strategy is always led with broadband Internet service, branding the service Internet Primus or iPrimus. The management team differentiates the brand in the commercial sector with the name Primus Telecom, and believes that there is upside potential here given our team’s skill set and network availability. More than 35% of our $300 million in local currency revenues comes from small and medium business. As we gain more traction with bringing medium to larger sized enterprises on net, we can expect a positive impact to EBITDA margins, which today stands at around 13%.

One huge area of opportunity, for example, is in the central business districts, where we own and operate inter-city and metropolitan fiber rings. We are now just beginning to offer Metro ethernet and point-to-point high-capacity data service for larger customers. It is estimated that we pass approximately 1,500 commercial buildings with fiber, and currently enter only about 50. In addition, we operate three data centers in the heart of the CBD in Melbourne and Sydney, where demand is also on the rise. Again, being aware that we are committed to delivering positive free cash flow, we will aim to make the right strategic investments to fuel these high-return-on-investment projects.

And regarding iPrimus, traditional high-margin LD consumer services are trending down as they are elsewhere, and the team is doing a very good job in finding replacement revenue streams in the profitable high-speed Internet space. And looking ahead, iPrimus is well-positioned to expand in growth areas, utilizing the government’s national broadband network. We can access the NBN to offer IP voice and data to consumers, as well as businesses. Where the government has already rolled out NBN in Tasmania, iPrimus has successfully integrated its network to provide multiple services.

In addition, our engineering team in Australia has successfully deployed GPON in the Westfield’s new flagship shopping mall in Sydney, offering fiber to the premise to the SME tenants. We also have the contract to operate and manage this network. So this advanced deployment of an all-fiber network is evidence that the team is positioned to capture upper-end opportunities in the market in Australia, and they’re really at the leading edge.

Let’s move on to slide seven to discuss our global wholesale business and our recent acquisition. On Thursday of last week, we announced our strategic acquisition to complement our global wholesale business unit. As you may have read, we are very excited to add Arbinet to the Primus portfolio to strengthen our product set. This will expand our global footprint, and our sales presence. Upon close, estimated in the first quarter of next year, we will add new routes, IP transit and peering, and Arbinet’s exchange to our global wholesale mix. It’s an all-stock deal for about $28 million, which gives Arbinet shareholders 23% of the total Company. The deal is subject to regulatory shareholder approval of both companies.

As you can see from the pro forma presentation, using third quarter year-to-date annualized results, our global wholesale business will expand from less than $200 million in annual revenue at Primus today, to over $500 million in revenue, lifting new Primus to over $1 billion. Our switching centers will also be in key locations around the world, including New York, Los Angeles, Miami, London, Frankfurt, Hong Kong, Sydney and Toronto. Both Primus and Arbinet operate state-of-the-art next generation switching platforms that support both TDM and IP protocols. And when it comes to synergies, we are expecting $3 million next year, and over $7 million run rate synergies when fully integrated. Immediate synergies will be realized by eliminating duplicate public company costs and professional fees. In addition, network and administrative facilities will be consolidated on a fast-track basis, as well.

On a going-forward basis, the management team will aim to improve wholesale gross margins beyond 7%. In an industry segment that has been trending downward on the revenue line, it’s even more important to have scale, and leverage our combined networks to be even more efficient. We are very excited about this merger for our wholesale unit, and expect to offer an expanded set of advanced products and services to meet or exceed our customers quality-of-service expectations.

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Nov 16, 2010 / 01:30PM GMT, PMUG - Q3 2010 PRIMUS Telecommunications Group, Incorporated Earnings Conference Call

So at this point, let me turn it over to Jim to talk about our financials in a little bit more detail. Jim?

Jim Keeley - PRIMUS Telecommunications Group, Incorporated - CFO

Thanks, Pete, and good morning, everyone. Let’s now move to slide eight, entitled Financial Summary, where here we provide four key financial metrics, and their trends over the last five quarters. Third quarter net revenue was $188 million, a decrease of 3.5% from the third quarter 2009 net revenue of $195 million. The impact of foreign currency translation was a favorable $7.1 million for the quarter, and on a constant currency basis, net revenue decreased 7.1% year-over-year.

The $13.8 million decrease on a constant currency basis consisted primarily of a $9.9 million decrease in wholesale services revenue, and a $3.6 million revenue decrease in Canada. Australia’s revenue was basically flat, and Brazil’s revenue increase of $4.3 million was offset by a decrease in United States retail operations of $4.2 million. The $9.9 million wholesale revenue decrease is a result of the decision to focus on higher-margin traffic, especially US domestic terminations where the margins are much higher than the margins from international traffic, and eliminate routes with minimal or very low profitability. In Canada, decreases in residential long-distance and prepaid cards of $3.3 million and $1.5 million, respectively, accounted for the decline.

While certain legacy services, such as residential long-distance, continue to decline as expected, our strategy to prudently invest capital in sales and marketing in higher demand products, including data center, broadband Internet and IP PBX services, is resulting in stronger traction of these services with small to medium size customers, and increasingly with enterprise accounts. Although currently a small portion of our total revenue, we continue to see encouraging growth in these areas, and plan on shifting as much investment from legacy or declining revenue products to fund the growth.

Revenues from data center and commercial IP PBX increased 38.5% to $12.1 million for the third quarter of 2010, from $8.8 million in the year-ago quarter. Adjusted EBITDA was $15.8 million, or 8.45% of net revenue in the third quarter of 2010, as compared to $21.2 million, or 10.9% of net revenue in the third quarter of 2009. Included in adjusted EBITDA in the most recent quarter were severance expenses of $4.2 million. Excluding these severance charges, adjusted EBITDA was $20.0 million, or 10.6% of net revenue. The impact of foreign currency exchange to adjusted EBITDA year-over-year was a positive $1.2 million. This represents our seventh consecutive quarter delivering stable adjusted EBITDA.

Capital expenditures in the quarter were $6.4 million, or 3.4% of total revenue, and 4.4% of retail revenue, compared to $3.9 million, or 2% of total revenue, and 2.8% of total retail revenue in the third quarter of 2009, which is in-line with our capital spending plan for 2010. Free cash flow for the quarter of 2010 was positive $14.5 million. As we discussed in the past, our free cash flow is higher in the first and third quarters, as a result of the timing of our interest payments, which occur in the second and fourth quarter of each year.

Cash was generated during the quarter through $15.8 million of adjusted EBITDA, $7.1 million in working capital, primarily associated with a $4.2 million accrual severance accrual, a decline in wholesale revenue, and the wind-down of the European retail operations, $1 million from currency movements, and $0.5 million from the sale of assets, which were offset by cash usage of $6.4 million for capital expenditures, $1.5 million for taxes, and $0.9 million for debt and interest payments. We expect our free cash flow in the fourth quarter to be neutral, as our semi-annual interest payments due on our notes will be offset in part by the proceeds from the sale of the various European assets.

Let’s now move to slide nine to review our operations in Canada. In the third quarter of 2010, Primus Canada delivered, in local currency, revenues of CAD59.1 million, and adjusted EBITDA of CAD11.8 million, or 20% of net revenue, as compared to revenues of CAD63.1 million, and adjusted EBITDA of CAD12.8 million, or 20.3% of net revenues in the third quarter of 2009. Canada continues to be the most profitable unit in the Primus portfolio, providing stable EBITDA averaging 20% of net revenues for the last five quarters despite declining revenues. Effective cost management, and increases in hosted IP PBX and data center revenues of 40% and 7%, respectfully, have helped to mitigate the impact on EBITDA from the decline in residential long-distance revenue.

Moving on to slide 10 to review our operations in Australia. In the third quarter of 2010, our Primus Australia delivered, in local currency, revenues of AUD75.8 million, and adjusted EBITDA of AUD10 million, or 13.2% of net revenue, as compared to revenues of AUD76.5 million and adjusted EBITDA of AUD9.8 million, or 12.9% of net revenues in the third quarter of 2009. Data center revenues and total business revenues grew 46% and 6%, respectively, in the third quarter of 2010 over the year-ago quarter, helping to offset the decline in residential revenues. The change in the product mix from residential to business has improved the profitability of Primus Australia, as the gross margins in the business sector are higher than the residential.

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Nov 16, 2010 / 01:30PM GMT, PMUG - Q3 2010 PRIMUS Telecommunications Group, Incorporated Earnings Conference Call

Let’s now move to slide 11 to review our global wholesale business. In the third quarter of 2010, Primus wholesale revenues were $41.9 million, a decrease of 21.8% from the $53.6 million achieved in 2009. Gross margins of 5.2% in the third quarter were 110 basis points better than the 4.1% in the year-ago quarter. As I mentioned earlier, wholesale revenues declined in an effort to attain higher-margin traffic, which in turn brought the same amount of gross margin with less revenue, $2.2 million in both the third quarter of 2010 and 2009.

Moving on to slide 12, Primus’s other businesses. As Pete discussed earlier, aside from the big three, Primus operates in the United States, Brazil and Europe, which in aggregate contribute less than 10% of the total Company’s adjusted EBITDA. In the third quarter, US net revenues decreased $4.1 million year-over-year to $12.1 million, and adjusted EBITDA decreased $1.6 million year-over-year to $0.9 million. In Brazil, net revenues, in local currency, for the quarter increased BRL8.2 million year-over-year to BRL15.9 million, and adjusted EBITDA remained flat as the revenue growth was from low-margin reseller voice services.

In Europe, all retail operations have been classified as discontinued operations in our financial statements, and any assets held for sale have been segregated on our balance sheet. We booked a $6.2 million non-cash impairment charge for goodwill and long-lived assets that consisted primarily of intangibles that were established as part of our fresh start accounting. The adjusted EBITDA for the third quarter of 2009 and 2010 were negative EUR2,000 and negative EUR71,000, respectively.

Let’s now turn to slide 13 to discuss foreign currency. Here we have provided the average currency rates utilized during the recent reporting periods as of yesterday. While currency spot rates continue to be volatile, you can see that, on average, the Australian and Canadian dollars, our primary foreign currencies, have remained relatively stable over the past several quarters. However, year-over-year, both the Canadian and the Australian currencies have strengthened, which has had a favorable impact on Primus’s cash position, since we would need less Canadian and Australian dollars to service our debt, which is denominated in US dollars.

We have also benefited from the translation of our cash balances from foreign currencies into US dollars on our balance sheet. As of yesterday, spot rates for the Australian dollar and Canadian dollar were averaging around $0.99, a significant increase which will have a favorable impact on our fourth quarter results.

Moving onto slide 14 to discuss our balance sheet. We ended the third quarter 2010 with $49.6 million of unrestricted cash and cash equivalents, up from $34 million at June 30, 2010. As discussed earlier, we have sold or expect to sell all of the remaining European retail operations by year-end, and anticipate proceeds from those sales of at least $7 million to be received in the fourth quarter. Debt at quarter-end stood at $245.9 million, and our leverage ratios continue to improve as we build up cash reserves and free cash flow. During the fourth quarter, we will make interest payments of $16.6 million.

As Pete mentioned, we are committed to investing in the profitable growth of our core operations, as well as the transformation of our balance sheet. We will continue to efficiently manage our cash resources toward investment in network, systems and product initiatives.

That concludes my prepared remarks. I will now turn it over to Pete for his concluding remarks. Pete?

Pete Aquino - PRIMUS Telecommunications Group, Incorporated - Chairman of the Board

Thanks, Jim. So to wrap up, here are the key takeaway items. The Company is already producing positive free cash flow, and has a growing cash balance that now approaches $50 million. The new management team is focused on optimizing the portfolio, and improving operations, and we’re moving fast by evidence of the Arbinet and European deals. And finally, we are evaluating all of our strategic alternatives with everything on the table from refinancing aided by a growing cash balance, to additional tuck-ins and/or significant divestitures.

So at this point, I’d like to take your questions. So, operator?

QUESTION AND ANSWER

Operator

(Operator Instructions). Please limit yourself to one question and one follow-up question. And you do have a question from the line of Tom Koch with Tejas.

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Nov 16, 2010 / 01:30PM GMT, PMUG - Q3 2010 PRIMUS Telecommunications Group, Incorporated Earnings Conference Call

Tom Koch - Tejas Security Group - Analyst

Hi, good morning. It’s Tom Koch at Tejas. I was wondering, with all of the different pieces here, the wholesale and the retail, the Arbinet acquisition, can you talk a little bit how over a longer term, you see the opportunities in the margins due to this overall mix in the business?

Pete Aquino - PRIMUS Telecommunications Group, Incorporated - Chairman of the Board

Yes, Tom. It’s Pete. That is a good question, and it really is a function of the many products and services that Primus has traditionally offered to both of those segments. In the consumer segment, as you know, the long-distance revenues traditionally have been high-margin, and are trending down as an industry trend. Those are definitely being replaced by high-speed Internet and broadband services that are very hot in both Australia and Canada. So we are taking advantage of those trends.

In the wholesale business, frankly, the trends are also coming down, and some of the routes are being commoditized. However, scale is the most important thing. So if you have scale, you can really get the synergies out of the cost structure, and then provide carriers with more alternatives and a bigger portfolio to choose from, which makes your, basically sales force more productive when talking to carriers. So those really are the short-term strategies that we have, migrating from basically less profitable or traditional services to the high-end services. Frankly, it really points to small and medium business.

And the other thing we are evaluating quickly is where we have on-net facilities to bring those customers on to our switches, which is more profitable, or even onto our fiber, which is really profitable. So we have a lot of things in our portfolio today that certainly we are going to be weeding through as a new management team over the next couple of months to try to really refocus on what we do best.

Tom Koch - Tejas Security Group - Analyst

Right, so as we are modeling, is their any additional guidance, even big picture, as far as how the roll-off of some of these older services, higher-margin services kind of intersect with the increasing slope of the newer services coming online. I know previous management used to talk about some of the new services, and as far as driving EBITDA here over the next quarters and years, is their any additional comments you can make on that?

Jim Keeley - PRIMUS Telecommunications Group, Incorporated - CFO

Yes, Tom. This is Jim. We are currently — I am not at this point ready to let numbers out on that. We are currently in the process of finalizing our 2011 plan, and our three-year projections. And in that process, we are evaluating just that, the timing of when the intersection of our growth streams, our growth products are going to outweigh the decline in the legacy systems. So that is something that we are going to disclose more information on in the future, but at this point, like I said, we are still nailing down the numbers for the future years.

Tom Koch - Tejas Security Group - Analyst

Okay, thanks. I just have one last question. Regarding the balance sheet, at the beginning of the call you talked about some potential refinancing opportunities. We know there are these 14.25% bonds out, fairly expensive debt. Can you talk a little bit about how you guys may find some room for improvement in the balance sheet?

Pete Aquino - PRIMUS Telecommunications Group, Incorporated - Chairman of the Board

Well, it’s something we are thinking of right now because the market is hot, the Company is pretty stable now. We have a pretty good handle on what we can do in operations over the next upcoming quarters, and what improvements we can make. I think the new information, at least from my perspective is, the growing cash balance that we have would be another tool in the toolkit to use to help buy down that debt. So we are going to evaluate whether refinancing makes sense now or not. But it is an opportunity that we certainly are focused on.

Tom Koch - Tejas Security Group - Analyst

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Nov 16, 2010 / 01:30PM GMT, PMUG - Q3 2010 PRIMUS Telecommunications Group, Incorporated Earnings Conference Call

Thank you.

Operator

(Operator Instructions). Your next question comes from the line of Michelle Weiland with Morgan Waterfall.

Michelle Weiland - Morgan Waterfall - Analyst

Hello, good morning.

Pete Aquino - PRIMUS Telecommunications Group, Incorporated - Chairman of the Board

Good morning.

Michelle Weiland - Morgan Waterfall - Analyst

I wanted to ask you about the acquisition, and is it a fixed-share amount? And could you tell me the pro forma shares outstanding? That’s the first question.

Pete Aquino - PRIMUS Telecommunications Group, Incorporated - Chairman of the Board

Yes, this is Pete. The deal is for $28 million as a fixed number in terms of the purchase price. The other thing that is fixed is the average stock price over the last 15 days prior to signing. So we know the stock price, and the difference between ours and Arbinet’s at the time, which has a resulting exchange ratio. Those are the things that we do know.

For the most part, the shares are going to be very close to three million — Primus shares that we are going to be offering Arbinet shareholders. There is some small details in exactly how many shares there are ultimately because of some of the options and performance shares that are working their way through the system. But for the most part, those things are known.

Michelle Weiland - Morgan Waterfall - Analyst

That is helpful. And then the pro forma cash balance? I am focused more on that — the covenant of the 2.25 to be able to issue more first-lien debt. What would be the pro forma cash?

Pete Aquino - PRIMUS Telecommunications Group, Incorporated - Chairman of the Board

Arbinet does bring a cash balance with it. Yes, so between our cash balance at the end of September, close to $50 million, and over $10 million, plus or minus, at Arbinet, that’s what we will end up having together. The reason why I hesitated is because there are some transaction costs and other things we have to consider as part of the Arbinet deal, so roughly $10 million from the Arbinet deal would come over to us.

Michelle Weiland - Morgan Waterfall - Analyst

So you’re at that point where you could potentially issue first-lien debt, is that correct? And to replace —.

Pete Aquino - PRIMUS Telecommunications Group, Incorporated - Chairman of the Board

That is exactly what we are evaluating.

Michelle Weiland - Morgan Waterfall - Analyst

FINAL TRANSCRIPT

Nov 16, 2010 / 01:30PM GMT, PMUG - Q3 2010 PRIMUS Telecommunications Group, Incorporated Earnings Conference Call

Okay. Thank you very much.

Pete Aquino - PRIMUS Telecommunications Group, Incorporated - Chairman of the Board

Thank you, Michelle.

Operator

(Operator Instructions). And at this time you have no further questions. I will now turn the call back to Mr. Aquino for closing remarks.

Pete Aquino - PRIMUS Telecommunications Group, Incorporated - Chairman of the Board

Well, thank you very much, all, and I appreciate your attendance today. I will be updating you again in our fourth quarter call in the upcoming months, and we thank you for your attention. Have a great day.

Operator

Ladies and gentlemen, this concludes today’s conference call for today. We thank you for your participation, and ask that you do please disconnect at this time.

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